

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2024

Jonathan Stone
Chief Executive Officer
TA Fintech Inc.
401 Park Avenue S., No.10, Ste. 202
New York, NY 10016

> **Re: TA Fintech Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed October 11, 2024**
> **File No. 024-12421**

Dear Jonathan Stone:

Our review of your filing indicates that it fails to comply with the requirements of Regulation A. Because of these serious deficiencies, you should not assume that your filing constitutes a Preliminary Offering Circular or that the Regulation A exemption from Securities Act registration is available for this transaction.

In this regard, we note that the company is currently not eligible to conduct an offering pursuant to Regulation A. Refer to Rules 251(b)(8) and 262(a)(7) of Regulation A. Accordingly, we will not be in a position to qualify the offering statement unless the company is eligible to conduct an offering pursuant to Regulation A.

Please also note Regulation D and Regulation Crowdfunding have similar eligibility and disqualification provisions, and the company is therefore currently not eligible to conduct offerings pursuant to either Regulation D or Regulation Crowdfunding. Refer to Rule 506(d)(1)(vii) of Regulation D and Rules 100(b)(4) and 503(a)(7) of Regulation Crowdfunding.

Please contact xxxxxxx at xxxxxx or xxxxxx at xxxxxx with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     xxxxxx